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THOMAS WHITE INTERNATIONAL FUND	(Ticker – TWWDX)	December 31, 2009

FOURTH QUARTER 2009 COMMENTARY

After the exceptional gains of the previous two quarters, international equity returns were more modest during the last quarter of 2009 and most global and regional benchmark indices recorded low-single digit gains. For the quarter ending December 31, 2009, the Thomas White International Fund returned +5.27%, outperforming the MSCI All Country World ex US index, which gained +3.74%. The Fund has returned -3.77%, +8.07%, and +4.30% for the trailing three-, five-, and ten-year periods, respectively as compared to the benchmark, which returned -3.49%, +5.83%, and +2.71% during the same periods. Since inception, the Thomas White International Fund has returned +8.41% annualized versus +5.57% for the benchmark.

In stark contrast to the gloomy end to 2008, last year marked a period of remarkable stabilization and recovery in the equity markets, which led to the subsequent global economic revival. After aggressive policy interventions cut short the worst downturn since the Great Depression, the global economy has stabilized quicker than expected. Economic indicators in most countries have gained strength and even the economies and sectors worst hit by the financial crisis and the global recession are now beginning to recover. Unemployment, still the biggest concern in much of the developed world, appears less threatening as the pace of job losses has declined appreciably. The improvement in labor market conditions is reflected in recent gains recorded by consumer confidence surveys.

During the review period, the upside for international equity markets was restricted by apprehensions that the pace of the global economic recovery may lessen when the fiscal and monetary measures were wound down in key economies. The Dubai debt crisis heightened concerns about the possibility of debt defaults by sovereigns and large companies and attracted renewed attention to balance sheet risks in the banking sector. Widening fiscal deficits and rising public debts also weighed on stock prices across the globe during the fourth quarter of 2009. Emerging markets once again outperformed during the review period on stronger growth momentum when compared to the developed world.

Portfolio Review

The Thomas White International Fund continues to outperform the benchmark index over the medium and long term. However, the Fund lagged the benchmark in 2009 as the portfolio did not fully participate in the early stages of the equity market recovery. As we have emphasized previously, the Fund's portfolio had a deliberate underexposure to companies with lower quality balance sheets. We considered this a more prudent strategy for that period, since the downside risks were disproportionately high. However, stocks and markets that saw the maximum value decline at the peak of the financial crisis in 2008 and the market bottom early in 2009, returned the biggest price gains during the early months of the recovery. Therefore, the Fund could not keep pace with the market benchmark during that period.

It is also pertinent to point out that, despite the substantially high percentage gains in equity prices since the start of the recovery, most stocks have not yet regained their pre-crisis levels. Several of the Fund's holdings with triple digit gains since last spring are still valued less than they were in earlier periods. As the risk of further disruptions to the global financial system subsided and the global economic outlook improved, the Fund was rebalanced accordingly. Our disciplined research process continues to emphasize well-run companies with stable balance sheets. We believe these firms are better equipped to survive economic downturns and can use their competitive strengths and greater access to low-cost capital to increase market share when the business cycle is weak.

Buoyed by the turnaround in commodities demand and higher prices, the portfolio's materials holdings such as Indonesian coal producer Indo Tambangraya Megah Tbk (+34.8%), along with global mining firms Anglo American Plc (+27.6%) and Rio Tinto Plc (+26.5%), were among the foremost performers during the review period

Chinese automaker Dongfeng Motor Group Co. Ltd. (+35.6%) and Japanese carmaker Nissan Motor Co (+28.7%) gained on the recovery in the automobiles sector, helped by liberal financial incentives to buyers in several major markets. Indonesian specialty tobacco manufacturer Gudang Garam Tbk Pt (+48.6%) and Brazilian brewer Companhia de Bebidas das Americas, also known as AmBev (+21.2%), gained on the improved outlook for consumer demand in select segments, especially in emerging economies. Japanese specialty glass manufacturer Nippon Electric Glass (+49.6%) and Japanese retailer Fast Retailing Co Ltd (+48.3%) also outperformed during the quarter.

Several of the Fund's Japanese holdings, especially firms with significant exposure to the domestic market, continued to underperform due to the relatively weak growth outlook for the Japanese economy. Those companies that lost value included chemicals and cement manufacturer Tokuyama Corporation (-24.2%), gaming machine manufacturer and amusement facility operator Sankyo Co. Ltd. (-20.4%), financial services holding firm Sumitomo Mitsui Financial Group (-18.5%), communications services provider NTT Communications (-15.4%), fast-food maker Toyo Suisan Kaisha Ltd (-15.3%) and electric utility Hokuriku Electric Power Co (-14.6%). Some of the banking stocks in the Fund's portfolio, including Portuguese bank Banco Commercial Portugues (-18.2%) and French lender Credit Agricole S.A. (-15.3%) corrected after the sector's impressive gains during previous quarters. German carbon and graphite products manufacturer SGL Carbon SE (-27.0%) also gave up some of its gains from earlier periods.

International Outlook

As the global economic recovery gains pace, policymakers are looking to unwind the fiscal and monetary stimulus measures that aided the recovery. Economies where the recovery has been more robust have already hiked interest rates and some of the large emerging economies are soon expected to follow. Though several of these economies are committed to keeping interest rates low for an extended period, central banks in several developed economies are scaling back the quantitative easing measures and are considering new measures to soak up the excess liquidity. However, we believe the policy tightening is likely to be measured, allowing the global economy to benefit from low interest rates and fiscal incentives for a few more quarters.

In our opinion, the large interest rate differential between developed and emerging countries is driving increased carry trade flows, which fuel excessive asset price gains. When interest rates in developed markets eventually rise, these capital flows may unwind and trigger volatility in asset markets. Also, exceptionally low interest rates in the developed world are forcing faster growing economies to delay interest rate hikes, despite rising inflationary pressures.

We believe that concerns linger regarding the quality of the global recovery as demand in key economies is still dependent on government stimulus measures and very low interest rates. Several of these measures are set to expire this year and most governments will likely find it difficult to extend the programs, even on a lower scale, because of budget constraints. Hence, unless there is an appreciable improvement in consumer demand, the recovery may lose some momentum later this year. The heightened volatility since the fall of 2008 once again underscored the futility of trying to time the market and weighing the benefits between equities and cash. We at Thomas White remain convinced that equities will deliver superior returns over the long term relative to other asset classes. It should also be noted that, despite the robust price recovery, equity dividend yields remain attractive when compared to short term fixed income returns.

We thank you for your support of Thomas White International during this exceptionally challenging period and we look forward to continuing to help you realize your long term investment goals.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

REGIONAL ASSET ALLOCATION	(As of 12/31/09)

[Chart Omitted]

Continental Europe	31.1%
Emerging Markets	29.2%
Japan	14.2%
United Kingdom	10.1%
Pacific x Japan	7.9%
North America	6.2%
Cash	1.3%

SECTOR ALLOCATION	(As of 12/31/09)

[Chart Omitted]

Financials	24.6%
Healthcare	6.4%
Consumer Staples	9.7%
Consumer Discretionary	12.5%
Industrials	6.8%
Materials	11.9%
Energy	11.7%
Cash	1.3%
Utilities	2.5%
Telecom	6.1%
Technology	6.5%

TOP TEN HOLDINGS	(As of 12/31/09)

Company	Country	Industry	Weight

Samsung Electronics Co Ltd	Korea	Technology	2.09%
Banco Santander SA	Spain	Banking	2.09%
Dongfeng Motor Group Co	China	Consumer Durables	1.91%
BNP Paribas	France	Banking	1.87%
Infosys Technologies ADR	India	Technology	1.77%
Novartis AG	Switzerland	Health Care	1.66%
Deutsche Bank	Germany	Banking	1.64%
RWE AG	Germany	Utilities	1.64%
Asahi Breweries Ltd	Japan	Consumer Staples	1.48%
ENI Spa	Spain	Energy	1.45%
Top 10 Holdings Weight:			17.60%
Total Number of Holdings: 142

PORTFOLIO CHARACTERISTICS	(As of 12/31/09)

	TWWDX	MSCI All Country World ex US*

P/E (Excluding Neg. Earnings)	13.0x	17.7x
P/E IBES FY1	14.2x	14.5x
Price/Book	1.9x	1.7x
Dividend Yield	2.8%	2.9%
5yr Earning Growth	15.4%	13.0
Wtd Avg Mkt Cap	$48.56B	$52.72B
Wtd Median Mkt Cap	$29.96B	$29.04B
Turnover (1 year)	45.5%	-

Market Cap Exposure		*Source Bank of New York Mellon Corp
Large Cap (over $15 billion)	63.41%
Mid Cap ($1.75-$15 billion)	35.26%
Small Cap (under $1.75 billion)	1.33%

AVERAGE ANNUAL RETURNS1,2	(As of 12/31/09)

[Chart Omitted]

	4th Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994

International Fund	5.27%	33.56%	33.56%	-3.77%	8.07%	4.30%	8.41%
MSCI All-Country World ex US	3.74%	41.45%	41.45%	-3.49%	5.83%	2.71%	5.57%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

YEARLY TOTAL RETURNS1,2	(As of 12/31/09)

Year	TWWDX	MSCI All Country World ex US
2009	33.56%	41.45%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	30.63%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhite.com.
2. The MSCI All Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family
440 South LaSalle Street, Suite 3900	Gross Expenses	1.47%
Chicago, Illinois 60605	Less reimbursement	(0.00%)
1-800-811-0535	Net Expenses	1.47%
www.thomaswhite.com
email: info@thomaswhite.com

1.  Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year.

PORTFOLIO MANAGER

[Picture omitted]

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in five primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, and Global Equities.

The firm's portfolios are typically built with 40-150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm's emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.1 billion in assets under management as of December 31, 2009. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm's employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual's overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm's investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm's analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts' quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm's bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

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THOMAS WHITE AMERICAN OPPORTUNITIES FUND	(Ticker — TWAOX)	December 31, 2009

FOURTH QUARTER 2009 COMMENTARY

U.S. equity markets ended the fourth quarter of 2009 with mid-single digit returns on sustained improvement in several economic indicators. Notably, the price gains in the fourth quarter of 2009 were lower than the second and third quarters owing to concerns that the pace of the economic recovery may lessen when the stimulus measures were wound down. For the quarter ended December 31, 2009, the Thomas White American Opportunities Fund gained +6.03%, marginally outperforming the benchmark Russell Midcap Index, which returned +5.92%. The Fund yielded -6.82%, -0.56% and +4.69% for the trailing three-, five- and ten-year periods, respectively, compared to its benchmark's -4.59%, +2.43% and +4.98% for the same periods. Since inception, the Fund has gained +5.37% annualized versus +6.59% for the benchmark.

Last year marked an extraordinary period of resilience and recovery in the equity markets, after the tumultuous financial crisis of 2008 and the economic recession that followed. The heightened pessimism that prevailed during the first quarter of 2009, when asset prices were at their lowest, made the speedy recovery all the more remarkable. The unprecedented rescue efforts by the administration and the Federal Reserve ensured that there was no repeat of the Great Depression, though the extent of the economic decline was the worst in several decades. The equity market recovery defied skeptics and continued through the rest of the year, leading to the steady improvement in fundamental economic indicators.

Recent economic data confirms that the U.S. economy's healing continues, despite the several risks to growth that remain. Surveys reporting gains in activity in both manufacturing and non-manufacturing sectors suggest sustained improvement in business conditions and trade volumes. New order flows for the manufacturing sector remain strong, as domestic businesses restock, and increased global demand and the weaker dollar drive exports. Though the downshift towards cheaper products persists, the better than expected retail sales during the holiday season suggest that aggregate retail sales have stopped falling. In our opinion, the positive trend in most recent consumer sentiment surveys implies that retail sales will likely gain further in coming months. Mostly aided by the incentives for first time buyers and very low mortgage rates, the housing sector has stabilized. To add to the optimism, benign inflationary trends will likely help the Fed honor its commitment to maintain low interest rates for an extended period.

Portfolio Review

The Fund's returns for the fourth quarter exceeded the benchmark's return. However, the Fund lagged the benchmark's returns for 2009 largely because the early months of the recovery were dominated by cyclical and low-quality stocks. As we have emphasized previously, we deliberately avoided lower quality companies in the Fund's portfolio when the markets were facing the most volatility. Considering the excessive risks that prevailed during that period, we followed this prudent strategy for better downside protection. However, this risk aversion strategy prevented the Fund from keeping pace with the benchmark during the early stages of the market recovery. As the markets stabilized and the economic outlook improved, the Fund's portfolio was subsequently rebalanced.

During the review period, the materials and industrial stocks in the Fund's portfolio posted the strongest returns due to the recovery in manufacturing activity. Alloy producer Allegheny Technologies, Inc. (+28.0%), steelmaker United States Steel Corp. (+24.2%), paper and packaging company International Paper Co. (+20.5%) as well as chemical and specialty plastics maker Eastman Chemical Co. (+12.5%) all added substantial value.

Communications equipment maker Harris Corporation (+26.5%) and data storage firm Western Digital Corp. (+20.9%) outperformed due to the strong demand outlook in the technology sector. Healthcare firms such as heart valve manufacturer Edwards Lifesciences Corp. (+24.2%) and health insurance provider Humana, Inc. (+17.7%) continued their rebound as the Obama administration's healthcare reform efforts received early legislative support.

Predictably, retail sector stocks such as J.C. Penny Company, Inc. (-21.2%) and BJ's Wholesale Club, Inc. (-9.7%) underperformed on the slow-paced recovery in consumer spending during the quarter. Engineering and construction service provider Shaw Group, Inc. (-10.4%) and construction aggregates producer Martin Marietta Materials, Inc. (-2.9%) lost value as construction activity has been slow to recover due to the large inventory of unsold homes and vacant commercial space. Industrial equipment supplier SPX Corp. (-10.7%), industrial service provider Harsco Corp. (-9.0%), insurer Unum Group (-9.0%) and oil refiner Valero Energy (-13.6%) also realized negative returns.

Outlook

In our opinion, persistently high unemployment is one of the biggest risks facing the U.S. economy this year. The slow pace of recovery in the job market is mostly due to increasing productivity and the reluctance of employers to reinstate jobs cut during the recession, as they try to protect their profit margins while revenue growth is subdued. The pace of job losses has eased substantially and the economy added jobs in November for the first time since 2008. Though the gains are likely to be quite modest, the economy is expected to add jobs this year. However, it may take some time to erase the more than seven million jobs that have been lost since the beginning of the crisis. This will likely weigh down personal incomes and consumer spending.

The recovery in select sectors, most notably housing, remains heavily dependent on financial incentives that are set to expire this year. The Federal Reserve is slated to end its purchase of securities by March, which may push up mortgage rates and affect housing demand. The administration recently noted that the economic growth realized from the stimulus programs slowed during the fourth quarter. The tailwind from stimulus spending will likely weaken further this year, especially in the second half. As such, we believe that unless consumer demand picks up appreciably, the pace of economic activity may slow down later this year.

If consumer spending improves further, businesses are likely to rebuild their inventory more quickly and increase their capital investments. Unlike households that remain overleveraged, many businesses are in a much better financial position and can finance their capital investments without external funding. Profit margins are set to improve further as the costs saving efforts implemented during the downturn continue to pay off. Low interest rates also favor businesses that are looking to expand capacity and banks may become less cautious in their lending as confidence improves in the sustainability of economic growth.

The heightened volatility since the fall of 2008 once again underscored the futility of trying to time the market and weigh the benefits between equities and cash. We at Thomas White remain convinced that equities will deliver superior returns over the long term relative to other asset classes. It should also be noted that, despite the price recovery, equity dividend yields remain attractive when compared to short term fixed income returns.

We thank you for supporting Thomas White International during this exceptionally challenging period, and we look forward to continuing to help you realize your long term investment goals.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO WEIGHTINGS	(As of 12/31/09)

[Chart Omitted]

Financials	20.8%
Healthcare	7.5%
Consumer Staples	6.3%
Consumer Discretionary	18.1%
Industrials	8.3%
Materials	6.7%
Energy	6.4%
Cash	1.7%
Utilities	8.9%
Telecom	2.7%
Technology	12.6%

TOP TEN HOLDINGS	(As of 12/31/09)

Company	Industry	Weight

Conagra Foods Inc	Consumer Staple	2.71%
CACI International Inc	Technology	2.51%
Reynolds American Inc	Consumer Staple	2.09%
Commerce Bancshares Inc	Banking	2.07%
Yum! Brands Inc	Services	1.89%
Realty Income Corp	Financial Diversified	1.87%
Health Care Reit Inc	Financial Diversified	1.81%
Ventas Inc	Financial Diversified	1.81%
Watson Pharmaceuticals	Health Care	1.67%
WW Grainger Inc	Services	1.66%

Top 10 Holdings Weight:		20.09%
Total Number of Holdings: 87

YEARLY TOTAL RETURNS1,2	(As of 12/31/09)

Year	TWAOX	Russell Midcap Index
2009	21.41%	40.48%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5.62%
2000	5.24%	8.25%

PORTFOLIO CHARACTERISTICS	(As of 12/31/09)

	TWAOX	Russel Midcap Index*

P/E (Excluding Neg. Earnings)	17.0x	18.8x
P/E IBES FY1	16.4x	15.7x
Price/Book	1.7x	2.0x
Dividend Yield	2.2%	1.6%
5yr Earning Growth	16.0%	6.9%
Wtd Avg Mkt Cap	$6.41B	$6.29B
Wtd Median Mkt Cap	$4.44B	$5.77B
Turnover (1 year)	74.07%	-

Market Cap Exposure		*Source Bank of New York Mellon Corp
Large Cap (over $15 billion)	7.75%
Mid Cap ($1.75-$15 billion)	84.74%
Small Cap (under $1.75 billion)	7.51%

AVERAGE ANNUAL RETURNS1,2	(As of 12/31/09)

[Chart Omitted]

	4th Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception March 4, 1999

American Opportunities Fund	6.03%	21.41%	21.41%	-6.82%	-0.56%	4.69%	5.37%
Russell Midcap Index	5.92%	40.48%	40.48%	-4.59%	2.43%	4.98%	6.59%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Funds website at www.thomaswhite.com.
2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measures the performance of the 1,000 largest US companies based on total market capitalization. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family
440 South LaSalle Street, Suite 3900	Gross Expenses	1.51%
Chicago, Illinois 60605	Less reimbursement	(0.16%)
1-800-811-0535	Net Expenses	1.35%
www.thomaswhite.com
email: info@thomaswhite.com

1. Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year. In the absence of this reimbursement, performance would have been lower.

PORTFOLIO MANAGER

[Picture omitted]

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in five primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, and Global Equities.

The firm's portfolios are typically built with 40-150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm's emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.1 billion in assets under management as of December 31, 2009. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm's employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual's overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm's investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm's analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts' quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm's bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.